EXECUTED COPY

# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549



## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR AUGUST 19, 2002

# REPSOL YPF, S.A.

**(Exact name of Registrant as specified in its charter)**



**Paseo de la Castellana, 278**
**28046 Madrid, Spain**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___ NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]*
*Not applicable*

**REPSOL YPF, S.A.**

**TABLE OF CONTENTS**

REPSOL YPF

Dirección Corporativa
de Relaciones Externas

Paseo de la
Castellana, 278-280
28046 Madrid
España

Tls. 91 348 81 00
91 348 80 00
Fax 91 314 28 21
91 348 94 94
www.repsol-ypf.com

Madrid, 19th August 2002
Number of pages: 2

# REPSOL YPF ANNOUNCES THE START UP OF THE SECOND LIQUEFACTION TRAIN AT THE ATLANTIC LNG PLANT IN TRINIDAD AND TOBAGO

Repsol YPF announces the start up of the second liquefaction train (a production facility to liquefy natural gas so that it may be transported to vessels that carry methane) at the Atlantic LNG plant in Trinidad & Tobago. The company has an interest of a 25 percent of the aforementioned production facility, together with BP (42.5 percent) and BG (32.5 percent). Furthermore, the first LNG shipment from this train has been sent with destination to the Lake Charles terminal in Louisiana (USA.

The second liquefaction train has a nominal annual capacity of 4,4 bcm/y (billion cubic metres per year) of which Repsol YPF has a long term contract of 800 million cubic metres per year. 50 percent of the gas supplied by train number 2 comes from BPTT, a company in which Repsol YPF also has an interest.

The start up of the second liquefaction train, which was completed two months earlier than the expected schedule at the time of its building in 2000, is part of a joint project of several companies to develop and market the important BP and Repsol YPF gas reserves, located in Trinidad & Tobago. The third liquefaction train is currently under construction and will start production early next year. Nominal production capacity is 4,4 bcm/y (billion cubic metres per year) of which Repsol YPF has under contract in the long term range 1.9 billion cubic metres per year (1.9 bcm/y). Joint final investment of the 2 new liquefaction trains is of 1,05 billion dollars. Furthermore, the building of a fourth liquefaction train is being thought of, with a larger capacity than the three previous ones (7 bcm/y).

A decisive advantage of the Trinidad &Tobago project is its geographic location that allows supplies in very good economic conditions to markets such as the USA, the Caribbean and Northern Brazil as well as Europe. Therefore, the company has a privileged position to benefit from the price chances that the American area has to offer, covering the Spanish demand with other sources and so saving additionally in transportation.

REPSOL YPF

## Additional Information

Repsol YPF holds a share of 20 percent ( train 1) and of 25 percent (trains 2 and 3) in Atlantic LNG, a joint venture with BP and BG, among others, constituted to operate a liquefied natural gas plant in Trinidad & Tobago. The plant began production in April, 1999. The natural gas for the first train comes from the offshore BPTT fields, a company in which Repsol YPF has a share. The plant produces almost 13 bcm/y (billion cubic metres per year).

The second train has just started production and the third train will begin production early next year. The new facilities will have a capacity of 8.8 billion cubic metres per year, which will increase combined production of the three trains to 12,800 bcm/y (billion cubic metres per year). The geographic location makes the Trinidad & Tobago gas a strategic asset and provides a unique chance for Repsol YPF to sell in markets with very advantageous price conditions such as the USA. .

Repsol YPF purchased, with effect from 1st January, 2000 last, a 10 percent stake of a company that owns the BP productive assets in Trinidad &Tobago. Repsol YPF has a purchasing option of an additional 20 percent of the mentioned company to be exercised within this current year. Net reserves as of 31st December, 2001 were estimated in 245.7 million barrels of oil equivalent and expected to be notably increased, after the positive results of the exploration taking place at present, in the year 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: August 19, 2002

By: [signature]

Name: Carmelo de las Morenas

Title: Chief Financial Officer